UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0058 Expires: August 31, 2015 Estimated average burden hours per response 2.50
FORM 12b-25	SEC FILE NUMBER 811-21079
NOTIFICATION OF LATE FILING	CUSIP NUMBER

(Check one):  [  ] Form 10-K   [  ] Form 20-F   [  ] Form 11-K   [  ] Form 10-Q    [  ] Form 10-D  [X] Form N-SAR
                          [  ] Form N-CSR
           For Period Ended: December 31, 2013

[   ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR
For the Transition Period Ended: __________________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ______________________________________________________________________________

PART I – REGISTRANT INFORMATION

Hatteras Alternative Mutual Funds Trust
Full Name of Registrant

AIP Alternative Strategies Funds
Former Name if Applicable

8540 Colonnade Center Drive, Suite 401
Address of Principal Executive Office (Street and Number)

Raleigh, North Carolina 27615
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The independent registered public accounting firm’s opinion was not released until after EDGAR was closed for submissions on March 3, 2014. The Registrant expects that Form N-SAR will be filed on March 4, 2014.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Robert Lance Baker	(919)	846-2324
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to filed such report(s) been filed?  If the answer is no, identify report(s).    [X] Yes  [  ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    [  ] Yes  [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Hatteras Alternative Mutual Funds Trust
Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 4, 2014	By /s/ Robert Lance Baker
Robert Lance Baker
Treasurer and Chief Financial Officer